Exhibit 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders of Kamada Ltd. (the “Meeting”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 28, 2023, at 4:00 p.m. (Israel time), for the following purposes:

1.      To re-elect seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company.

3.      To approve an increase in the base salary of Mr. Amir London, our Chief Executive Officer.

7.      To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023 and for such additional period until our next annual general meeting of shareholders.

In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2022.

Our Board of Directors recommends a vote “FOR” the election of each of the director nominees set forth in Proposal 1 and each of the other proposals that are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 20, 2023, are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (“TASE”) and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (“Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system) of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person or by proxy or via the ISA’s electronic voting system) will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of Proposal 2 is also subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

Other than the FIMI Funds, we are unaware of any other shareholder that would be deemed to be a controlling shareholder of the Company (within the meaning of Israeli law) for purposes of the calculation of the Special Majority. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 2. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 2, you should contact Mr. Nir Livneh, our Vice President General Counsel and Corporate Secretary (Tel: +972-733-321705, nirl@kamada.com) or Ms. Rotem Green, our Legal Counsel (Tel: +972-733-366186, rotemg@kamada.com).

Each shareholder voting on Proposal 2 is required to indicate on the proxy card or via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in Proposal 2. Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the TASE’s website at http://maya.tase.co.il, and also at our offices upon prior notice and during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472) until the date of the Meeting. Our Company’s representatives are Mr. Nir Livneh, our Vice President General Counsel and Corporate Secretary and Ms. Rotem Green, our Legal Counsel (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-733-321705).

Sincerely,
/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

November 13, 2023

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 28, 2023, at 4:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) re-election of seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company; (2) approval of an increase in the base salary of Mr. Amir London, our Chief Executive Officer; and (3) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023 and for such additional period until our next annual general meeting of shareholders. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Proposal 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 20, 2023. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 20, 2023, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

•        Voting in Person.    If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•        Voting by Proxy.    You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

•        Shares Traded on TASE.    Shareholders who hold shares through members of the Tel Aviv Stock Exchange (the “TASE”) may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s office in Israel. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Generally, a proxy (together with the Ownership Certificate) must be received at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be included in the tally of ordinary shares voted at the Meeting. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the record date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the record date, to the Company’s registered office in Israel at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system), of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person, by proxy or via the ISA’s electronic voting system), will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of Proposal 2 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

Other than the FIMI Funds, we are unaware of any other shareholder that would be deemed to be a controlling shareholder of the Company (within the meaning of Israeli law) for purposes of the calculation of the Special Majority. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 2. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 2, you should contact Mr. Nir Livneh, our Vice President General Counsel and Corporate Secretary (Tel: +972-733-321705, nirl@kamada.com) or Ms. Rotem Green, our Legal Counsel (Tel: +972-733-366186, rotemg@kamada.com).

Each shareholder voting on Proposal 2 is required to indicate on the proxy card or via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in Proposal 2. Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal. Under the Israeli Companies Law, 1999 (“Israeli Companies Law”), a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our offices, at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Mr. Nir Livneh, Vice President, General Counsel and Corporate Secretary and Ms. Rotem Green, our Legal Counsel, or by facsimile to +972-8-9406473, no later than Monday, December 18, 2023 at 4:00 p.m. Israel time.

Shareholder Proposals

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is November 20, 2023. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than November 27, 2023, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 1, 2023 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 57,476,293 ordinary shares outstanding as of November 1, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	22,084,287	38.42%
The Phoenix Holdings Ltd.(2)	4,552,343	7.92%
Leon Recanati(3)	3,620,498	6.3%

Directors
Lilach Asher Topilsky(4)	27,375	*
Uri Botzer(5)	7,500	*
Ishay Davidi(6)	22,111,662	38.47%
Karnit Goldwasser(7)	27,375	*
Lilach Payorski(8)	7,500	*
Leon Recanati(3)	3,620,498	6.3%
Prof. Ari Shamiss(9)	15,000	*
David Tsur(10)	655,304	1.14%
Prof. Benjamin Dekel(11)	—	—
Assaf Itshayek(12)	—	—
Directors and executive officers as a group (19 persons)(13)	27,124,979	47.05%

____________

*        Less than 1% of our ordinary shares.

(1)      Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2023. According to the Statement, (A) (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI 6 Funds”) and (ii) the 9,452,708 ordinary shares held by the FIMI 6 Funds are indirectly beneficially owned by FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI 6 Funds, and Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6; (B) (i) includes 4,911,158 shares directly owned by FIMI Opportunity 7, L.P. and 7,720,421 shares directly owned by FIMI Israel Opportunity Fund 7, Limited Partnership (together, the “FIMI 7 Funds”) and (ii) the 12,631,579 ordinary shares held by the FIMI 7 Funds are indirectly beneficially owned by FIMI 7 2016 Ltd. (“FIMI 7”), which serves as the managing general partner of the FIMI 7 Funds, and O.D.N Seven Investments Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 7; and (C) the 22,084,287 ordinary shares held by the FIMI 6 Funds and the FIMI 7 Funds are indirectly beneficially owned by Mr. Ishay Davidi. Information included in this footnote does not include 27,375 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table.

(2)      Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company dated October 2, 2023, reporting its holdings as of September 30, 2023.

(3)      Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 47,375 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.07 (or $6.07) per share, which expire between May 30, 2024 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(4)      Shares beneficially owned consist of options to purchase 27,375 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 22.48 (or $6.24) per share, which expire on June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(5)      Shares beneficially owned consist of options to purchase 7,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 17.35 (or $4.99) per share, which expire on June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 22,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(6)      Includes (i) 22,084,287 shares indirectly beneficially owned through the FIMI 6 Funds and FIMI 7 Funds (see footnote (1) above); and (ii) 27,375 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.49 (or $6.24) per share, which expire between September 25, 2026 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(7)      Shares beneficially owned consist of options to purchase 27,375 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.49 (or $6.24) per share, which expire between September 25, 2026 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)      Shares beneficially owned consist of options to purchase 7,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $5.57) per share, which expire on June 22, 2029. Does not include ordinary shares subject unvested options to purchase 22,500 ordinary shares that are not exercisable within 60 days of the date of the table

(9)      Shares beneficially owned consist of options to purchase 15,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 24.42 (or $7.35) per share, which expire between June 10, 2027 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 25,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(10)    Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 47,375 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.07 (or $6.07) per share, which expire between May 30, 2024 and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 29,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)    Does not include ordinary shares subject to unvested options to purchase 16,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)    Does not include ordinary shares subject to unvested options to purchase 16,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)    Includes 105,390 ordinary shares held by the company’s executive officers. In addition, includes options to purchase 547,325 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.87 (or $5.65) per share, which expire between January 31, 2024 and June 22, 2029. For certain information regarding the directors’ beneficial ownership, See footnotes (1)-(12).

Board Diversity Matrix The table below provides certain information with respect to the diversity of our Board of Directors as of the date hereof.

Country of Principal Executive Offices	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	7	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israel Companies Law) for the year ended December 31, 2022, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Compensation of Covered Executives” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 15, 2023.

PROPOSAL 1
ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11. Our Board of Directors is currently comprised of ten directors: Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Prof. Ari Shamiss, Mr. David Tsur, all of whom were elected to serve in such capacity at our 2022 annual general meeting of shareholders, Prof. Benjamin Dekel and Mr. Assaf Itshayek, who were elected to serve as external directors, within the meaning of the Companies Law, each for a three year term, at our extraordinary general meeting of shareholders held on August 29, 2023. Each of our directors (other than our external directors) generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or a director is removed from office pursuant to the Israeli Companies Law).

Each of our currently serving directors other than Prof. Ari Shamiss (excluding our external directors) is standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified, subject to our articles of association and applicable law. Our Board of Directors has affirmatively determined that each of Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Mr. David Tsur, Prof. Benjamin Dekel and Mr. Assaf Itshayek is an “independent director” as defined under NASDAQ Listing Rules. Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of nine members, all of whom satisfy the independence requirements of the NASDAQ Listing Rules.

In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Lilach Asher Topilsky has served as a member of our board of directors since December 2019, as the Chair of our board of directors since August 2020, and serves as a member of our Compensation Committee and Strategy Committee. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chairman of G1 Security Systems Ltd. (TASE), Rimoni Industries Ltd. (TASE), SOS Ltd. Elyakim Ben Ari Group Ltd. and Amal and beyond Ltd. and as a director at Amiad Water Systems Ltd. (AIM), Ashot Ashkelon Industries Ltd. (TASE) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 – 2019. Mrs. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014 – 2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009 – 2013) & Head of Strategy & Planning Division (2007 – 2009). Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997 – 1998) and at Shaldor Strategy Consulting (Israel 1995 – 1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Uri Botzer has served as a member of our board of directors since December 2022. Mr. Botzer has been a Junior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Polyram Plastic Industries Ltd (TASE) and Ashot Ashkelon Industries Ltd. (TASE). Mr. Davidi also serves as a director of Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd. and Amal and beyond Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Infinya Ltd. (TASE), Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Karnit Goldwasser has served on our board of directors since December 2019 and serves as a member of our Audit Committee and Compensation Committee. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016). Ms. Goldwasser previously served as a director at ELA Recycling Corporation (2015 – September 2021), Orian DB Schenker (2017 – 2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010 – 2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013 – 2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion — Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Lilach Payorski has served on our board of directors since December 2021, and has served as a member of our Audit Committee since such time (as the Chair of our Audit Committee until October 2023). Ms. Payorski served as the Chief Financial Officer of Tyto Care Ltd. from November 2022 until March 2023. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chairman of the audit committee of ODDITY Ltd. (NASDAQ: ODD) and Scodix Ltd. (TASE: SCDX). Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020, and served as the Chairman of our Compensation Committee from February 2019 until September 2023. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation Ltd., Clal Industries Ltd.,

Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion — Israel Institute of Technology and Tel Aviv University.

David Tsur has served on our board of directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Mr. Tsur currently serves on the Board of Directors of Kanabo Ltd. (LSE) and as a director of BioHarvest Sciences Inc. (CSE). Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the NASDAQ requirement for independent director oversight over our director nominations process. In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders. Our Board of Directors reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global biopharmaceutical and financial experience. Accordingly, our Board of Directors approved the nomination of each of the director nominees.

Under a shareholders’ agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. In addition, if elected at the Meeting, the director nominees shall continue to benefit from indemnification and exculpation agreements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time.

Proposal

The shareholders are being asked to re-elect the seven directors named above to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF AN INCREASE IN BASE SALARY OF OUR CHIEF EXECUTIVE OFFICER
(Item 2 on the Proxy Card)

Background

Under the Israeli Companies Law, the payment of compensation to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”), in that order.

Mr. Amir London has served as our Chief Executive Officer since July 2015. Prior to that, Mr. London served as our Senior Vice President, Business Development from December 2013. Mr. London brings with him over 25 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London served as the Chief Executive Officer of Promedico, an Israeli-based $350 million healthcare distribution company, and from 2006 to 2009, he served as the General Manager of Cure Medical, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly traded operations management consulting firm, responsible for the firm’s global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion — Israel Institute of Technology.

Our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. London in accordance with our existing Compensation Policy for Executive Officers (the “Compensation Policy”) and taking into consideration current market trends in executive compensation as previously provided by an independent compensation consultant to ensure that his compensation components and total compensation remain aligned with the companies that the Company competes with for human capital and positioned at the appropriate benchmark compensation. Mr. London’s base salary was last increased, effective as of July 1, 2022, to a gross monthly salary of NIS 96,000 (approximately $24,950), pursuant to the approval of our shareholders at our 2019 annual general meeting of shareholders and subsequent immaterial increases by our Compensation Committee and Board of Directors based on an exemption from shareholder approval under Israeli law. Based on such review, our Compensation Committee and Board of Directors concluded that Mr. London’s gross monthly salary should be increased to reflect his performance and significant contribution to our company, as well as to reflect best market practices and his peer group. Accordingly, our Compensation Committee and Board of Directors concluded that, subject to shareholder approval, Mr. London’s gross monthly salary should be increased by 4.17% to a gross monthly salary of NIS 100,000 (approximately $25,990), effective as of July 1, 2023. Other than as described above, Mr. London’s terms of engagement as Chief Executive Officer shall remain as currently in effect. Each of our Compensation Committee and Board of Directors determined that the proposed increased salary is consistent with our Compensation Policy.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the increase in the base salary of Mr. Amir London, the Company’s Chief Executive Officer, as set forth in the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the increase of the gross salary of Mr. Amir London.

PROPOSAL 3
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2023 and for such additional period until our next annual general meeting of shareholders, pursuant to the approval and recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

The following table sets forth the aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year Ended December 31,
	2022	2021
Audit Fees(1)	$365,000	$291,250
Tax Fees(2)	186,445	187,048
All Other Fees(3)	—	65,000
Total	$551,445	$543,298

____________

(1)      Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)      Tax services rendered by our auditors in 2022 and 2021 were for compliance with tax regulation. In addition, tax fees in 2021 include fees for services rendered by our auditors in connection with our recent business combination.

(3)      Other fees in 2021 is for a service rendered by our auditors in connection with our recent business combination.

Proposal

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2023 and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the year ended December 31, 2022. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2022, which form part of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 15, 2023, are available under the “Investor & Media” portion of our website at www.kamada.com or via the SEC’s website at www.sec.gov or the website of the ISA at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these obligations by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor & Media” portion of our website at www.kamada.com. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,
/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

Date: November 13, 2023